UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

Wowjoint Holdings Limited

(Name of Issuer)

Ordinary Shares, par value $0.001 per share

 (Title of Class of Securities)

G9796W101

(CUSIP Number)

Rising Year Group Limited

19/F On Hong Commercial Building

145 Hennessy Road, Wanchai,

Hong Kong

 (Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

December 31, 2008

 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1 (b)

☐  Rule 13d-1 (c)

☑  Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP G9796W101

1.	Name of Reporting Persons Rising Year Group Limited

2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
991,801 (a)

	6.	Shared Voting Power N/A

	7.	Sole Dispositive Power 991,801

	8.	Shared Dispositive Power N/A

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 991,801 (a)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 11.4%(b)

12	Type of Reporting Person CO

(a)	Ms. Hope Ni is the sole shareholder of Rising Year Group Limited, and she has sole voting power and dispositive power with respect to the ordinary shares owned by Rising Year Group Limited and sole dispositive power with respect to the warrants owned by Rising Year Group Limited, and would have sole voting and dispositive power over the ordinary shares underlying the warrants. This ownership consists of 215,218 ordinary shares, private placement warrants to purchase 305,556 ordinary shares and founders warrants to purchase 471,027 shares. Each warrant entitles the registered holder to purchase one ordinary share at a price of $5.00 per share, subject to adjustment, which expires on May 15, 2012 at 5:00 p.m., EST.
(b)	Based on 7,949,965 Ordinary Shares outstanding and 776,583 Warrants owned by Mr. Ni.

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CUSIP G9796W101

1.	Name of Reporting Persons Hope Ni

2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
991,801 (1)

	6	Shared Voting Power N/A

	7	Sole Dispositive Power 991,801 (a)

	8	Shared Dispositive Power N/A

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 991,801 (a)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 11.4%(b)

12	Type of Reporting Person IN

(a) Ms. Ni may be deemed to be the “beneficial owner” of the 1,001,801 shares held by Rising Year Group Limited in accordance with Rule 13d-3 of the Securities Exchange Act of 1934.

(b) Based on 7,949,965 Ordinary Shares outstanding and 776,583 Warrants owned by Mr. Ni.

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SCHEDULE 13G

This Schedule 13G is filed on behalf of Rising Year Group Limited and Hope Ni (individually a “Reporting Person” and collectively “Reporting Persons”) relating to the ownership of 1,001,801 shares of common stock, par value $0.001 per share (the "Shares"), of Wowjoint Holdings Limited (the “Issuer”).   The principal executive office of the Issuer is located at Pudong Building, 2nd Floor, Jiulong Avenue, Longwen District, Zhangzhou City Fujian Province People’s Republic of China.

Item 1.	(a)	Name of Issuer.
Wowjoint Holdings Limited

	(b)	Address of Issuer’s Principal Executive Offices.
1108 A Block TIANCHENG MANSION, #2 XINFENG Rd. DESHEMENGWAI St, XICHENG Dist. Beijing

Item 2.	(a)	Name of Person Filing.
1. Rising Year Group Limited
2. Hope Ni

	(b)	Address of Principal Business Office.
Address of both Reporting Persons: 19/F On Hong Commercial Building 145 Hennessy Road, Wanchai, Hong Kong

	(c)	Citizenship.
1. Rising Year Group Limited is a company formed under the laws of the British Virgin Island
2. Hope Ni is a citizen of USA

	(d)	Title Class of Securities.
Common Stock, $0.001 par value per share

	(e)	CUSIP Number.
Ordinary shares G9796W101 Warrants G2156W118

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable

(a)	☐	Broker or dealer registered under Section 15 of the Act.

(b)	☐	Bank as defined in Section 3(a) (6) of the Act.

(c)	☐	Insurance company as defined in Section 3(a) (19) of the Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	☐	An investment adviser in accordance with § 240.13d-1 (b) (1) (ii) (E).

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1 (b) (1) (ii) (F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1 (b) (1) (ii) (G).

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(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c) 14 of the Investment Company Act of 1940.

(j)	☐	Group, in accordance with § 240.13d-1 (b) (1) (ii) (J).

Item 4.	Ownership.

(a)	Amount Beneficially Owned
99,801 shares (a)

(b)	Percent of Class
11.4%(b)

(c)	Number of Shares as to which the person has

(i)	Sole power to vote or direct the vote
991,801
(ii)	Shared power to vote or to direct the vote
N/A
(iii)	Sole power to dispose or direct the disposition of
991,801
(iv)	Shared power to dispose or direct the disposition of
N/A

(a) Ms. Ni may be deemed to be the “beneficial owner” of the 1,001,801 shares held by Rising Year Group Limited in accordance with Rule 13d-3 of the Securities Exchange Act of 1934.

(b) Based on 7,949,965 Ordinary Shares outstanding and 776,583 Warrants owned by Mr. Ni..

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification

Inapplicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date December 31, 2011

Rising Year Group Limited
By:	/s/ Hope Ni
Name:	Hope Ni
Title:	Director

By:	/s/ Hope Ni
Hope Ni

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JOINT FILING AGREEMENT

The undersigned hereby agree that this Statement on Schedule 13G with respect to the shares of common stock of Wowjoint Holdings Limited, dated the date hereof, is, and any amendments thereto signed by the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: January 31, 2012

Rising Year Group Limited

By:	/s/ Hope Ni
Name: Hope Ni
Title: Sole Shareholder

/s/ Hope Ni
Hope Ni

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